EXHIBIT 99.1

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-10

Mercator Minerals to Hold First Quarter 2012 Financial Results
Conference Call/Webcast on May 11, 2012

Vancouver, BC, May 3, 2012 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) expects to release its financial results for the period ended March 31, 2012 after market hours on May 10, 2012 and will hold a conference call and a live audio webcast on May 11, 2012 at 10:30 a.m. Pacific time to discuss these results.

Details to access the conference call and the live audio webcast are as follows:
(Please call approximately 5 minutes prior to the scheduled start of the call)
●	Toll free within North America 1-877-440-9795
●	For local calling: 416-340-8530
●	For overseas calling: 800-2787-2090
●	Live audio webcast of the conference call will be available at www.gowebcasting.com/3325

An archived recording of the conference call will be available for playback after the event until May 25, 2012 by dialling 1-800-408-3053 (North America), 905-694-9451 (local) and 800-3366-3052 (overseas) with conference passcode 7134461#.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng
President and CEO